UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TRW Automotive Holdings Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

87264S 10 6

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87264S 10 6

1.	Name of Reporting Person: Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): IN

Explanatory Note:  This Amendment No. 3 to the statement on Schedule 13G filed on February 14, 2005, as amended by Amendment No. 1 thereto filed on June 28, 2007 and Amendment No. 2 thereto filed on February 14, 2008 (as so amended, the “Schedule 13G”) is being filed solely to report the effect of the previously announced retirement of Peter G. Peterson from The Blackstone Group L.P. as of December 31, 2008.  None of the information in the Schedule 13G with respect to any other Reporting Person is being amended by this Amendment No. 3.

Item 1(a).	Name of Issuer: TRW Automotive Holdings Corp. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12025 Tech Center Drive Livonia, Michigan 48150
Item 2(a).	Name of Person Filing: Peter G. Peterson

As previously announced, Peter G. Peterson retired from The Blackstone Group L.P. as of December 31, 2008 and effective as of that date, he resigned as a director and as Senior Chairman of Blackstone Group Management L.L.C., the general partner of The Blackstone Group L.P.  Upon his retirement, Mr. Peterson also withdrew as a member (and accordingly as a founding member) of The Blackstone Group L.P.  Therefore Mr. Peterson will no longer be deemed to be the beneficial owner of any shares of the Issuer.

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o The Blackstone Group 345 Park Avenue New York, New York 10154
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: TRW Automotive Holdings Corp., Common Stock, par value $0.01 per share.
Item 2(e).	CUSIP Number: 87264S 10 6

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☐	n investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act ;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount beneficially owned: Peter G. Peterson no longer beneficially owns any shares of the Issuer.
(b) Percent of class: 0%
(c) Number of shares as to which the person has: 0
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒.

As of December 31, 2008, Peter G. Peterson ceased to be a beneficial owner of more than five percent of shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Dated:
/s/ Peter G. Peterson

PETER G. PETERSON